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                                                                    EXHIBIT (a)7

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


HIGH RIVER LIMITED PARTNERSHIP,

          Plaintiff,

    v.                                            C.A. No.
                                                           ------------
HALLWOOD REALTY, LLC, ANTHONY
J. GUMBINER, WILLIAM J. GUZZETTI,
ALAN G. CRISP, WILLIAM F. FORSYTH,
and EDWARD T. STORY,

          Defendants,

      and

 HALLWOOD REALTY PARTNERS, L.P.,

          Nominal Defendant.


                               VERIFIED COMPLAINT

         Plaintiff High River Limited Partnership ("High River"), by its undersigned attorneys, alleges for its complaint against Defendants as follows:

                               NATURE OF THE CLAIM

         1. This is an action for declaratory and injunctive relief to remedy Defendants' misuse of a Unitholders Rights Plan (the "Poison Pill") for the primary purpose of entrenching the general partner of nominal defendant Hallwood Realty Partners, L.P. (the "Partnership") and preserving the lucrative benefits Defendants receive from the Partnership. Specifically, Defendants have wrongfully utilized the Poison Pill to prevent plaintiff and other third parties from purchasing 15 percent or more of the units of the Partnership, while at the same time exempting the general partner and its affiliates and subsidiaries from the provisions of the Poison


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Pill, thus enabling them to continue to make purchases, even up to the point where the unitholders are completely powerless to remove the general partner. Defendants' manipulation of the corporate machinery, self-dealing and breaches of fiduciary duty deprive the unitholders of the Partnership of the ability to accept an all-cash, all-units, non-coercive tender offer at a substantial premium to the unaffected market price (the "Tender Offer"). Accordingly, High River seeks the entry of an Order to prevent Defendants' continued misuse of the Poison Pill, by either making all parties, including the general partner, subject to its terms, or alternatively, requiring the general partner to remove the threat of the Poison Pill so that plaintiff can proceed with its Tender Offer.

                                   THE PARTIES

         2. Plaintiff High River is a Delaware limited partnership with a principal place of business in Mount Kisco, New York. High River owns 235,000 units of the Partnership, representing 14.78 percent of all outstanding units. High River is indirectly wholly-owned by Carl C. Icahn.

         3. Nominal defendant Hallwood Realty Partners, L.P. is a Delaware limited partnership engaged in the acquisition, ownership and operation of commercial real estate. The Partnership is publicly traded on the American Stock Exchange.

         4. Defendant Hallwood Realty, LLC ("Realty" or the "General Partner") is a Delaware limited liability company and is the general partner of the Partnership.

         5. Defendant Anthony J. Gumbiner has been a director and the chairman of the General Partner since 1990.

         6. Defendant William L. Guzzetti has been president, chief operating officer and a director of the General Partner since 1990.


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         7. Defendants Alan G. Crisp, William F. Forsyth and Edward T. Story are
each directors of the General Partner.

                                   BACKGROUND

         8. Since the formation of the Partnership in 1990, Realty has annually paid itself and its affiliates lucrative fees from the Partnership, including among other things, asset management fees, acquisition fees and disposition fees.

         9. Last year alone, Realty received over $600,000 in fees and almost $3.5 million in reimbursement of purported expenses from the Partnership.

         10. In addition, in 2002, Realty caused the Partnership to pay over $8.5 million to Hallwood Commercial Real Estate, LLC, an affiliate of Realty, in property management fees, lease commissions, construction fees, and reimbursement of costs from the Partnership.

         11. Under the terms of the Amended and Restated Agreement of the Limited Partnership dated June 7, 1990 (the "Partnership Agreement"), Realty may only be removed as the general partner of the Partnership upon the affirmative vote or written consent of 66 2/3% of the outstanding units.

         12. In addition to the protection provided to Realty by the high-vote removal provision contained in the Partnership Agreement, shortly after the formation of the Partnership, Realty on behalf of the Partnership executed a Unit Purchase Rights Agreement dated November 30, 1990, between the Partnership and EquiServe Trust Company, N.A. (formerly known as Bank Boston, N.A. and The First National Bank of Boston), as rights agent (the "Original Rights Agreement"). The Original Rights Agreement stated that the rights provided for therein are triggered by someone becoming an "Acquiring Person," which was defined as a Person or group


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of affiliated or associated Persons that has acquired beneficial ownership of 15 percent or more of the Partnership's Voting Units, subject to certain delineated exemptions.

         13. The terms of the Original Rights Agreement expressly exempted from the definition of "Acquiring Person" the General Partner as well as its subsidiaries and affiliates. Indeed, the Rights Agreement placed absolutely no limitations on additional purchases of units by the General Partner or its subsidiaries and affiliates.

         14. In addition, the Original Rights Agreement granted significant discretion to the General Partner to exempt a Person from the definition of Acquiring Person by approving the transaction that results in the Person owning greater than 15% of the units. Importantly, in such situation, the Original Rights Agreement provided that such Person would become an Acquiring Person upon its acquisition of an additional 1% of the units of the Partnership.

         15. Thus, the Poison Pill prevented a third party from acquiring greater than 15 percent of the outstanding units of the Partnership without the General Partner's consent, while at the same time granting the General Partner and its subsidiaries and affiliates the unfettered right to purchase additional units, even if the effect of those purchases was to allow the General Partner to "creep" into a completely entrenched control position whereby the unitholders were powerless to remove the General Partner under the Removal Provision.

         16. In 2000, Realty sued various unitholders of the Partnership in the United States District Court for the Southern District of New York seeking, among other things, a declaration that such unitholders had become an "Acquiring Person" under the Original Rights Agreement. On February 14, 2000, the General Partner on behalf of the Partnership amended the Original Rights Agreement to extend its term until one year following the entry of a final order in the


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New York action. Upon information and belief, a final order was entered in the
New York action in April of 2002, and the Poison Pill was set to expire by its terms in April of 2003.

         17. In February 2003, representatives of Mr. Icahn sought a meeting with the General Partner to discuss the Partnership. The General Partner refused to meet at that time.

         18. On March 1, 2003, High River purchased 235,000 units of the Partnership, representing 14.78 percent of all outstanding units.

         19. High River publicly disclosed the purchase by filing a Schedule 13D on March 3, 2003. In the Schedule 13-D, High River disclosed that it believes the value of the units exceeds its purchase price and that, in the future, it may seek to acquire additional units through private purchases, in the open market, or through a tender or exchange offer.

         20. Instead of allowing the Poison Pill to expire by its terms in April 2003, on March 28, 2003, the board of directors of the General Partner voted to amend the Original Rights Agreement in order to, among other things, extend its term for an additional five years (the "Amended Rights Agreement").

         21. In addition, to preserve their ability to thwart any effort to remove the General Partner, Defendants continued the provision in the Original Rights Agreement that expressly exempts the General Partner and its subsidiaries and affiliates from the definition of Acquiring Person. Thus, although the Poison Pill continues to limit the purchases of third parties, it places absolutely no limitations on additional purchases by the General Partner and its subsidiaries and affiliates.

         22. According to the Partnership's Form 10-K filed on March 18, 2003, HWG LLC, an affiliate of the General Partner, presently owns 330,432 units of the Partnership, representing


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20.7% of the outstanding units. On a fully diluted basis, the General Partner and its affiliates own approximately 23% of the outstanding units.

         23. The Amended Rights Agreement also permits the Partnership, by action of the General Partner, to redeem the rights at a price of $.01 per right.

         24. The General Partner publicly disclosed the amendments to the Rights Agreement in filings with the Securities and Exchange Commission on April 1, 2003.

         25. On April 23, 2003, High River issued a press release announcing that it intends to make a tender offer for all of the outstanding units of the Partnership at a cash price of $100 per unit, which constitutes an approximately 15% premium over yesterday's closing price and an approximately 40% premium over the price on the date of the announcement of Plaintiff's purchase of units.

         26. Upon information and belief, Defendants will not approve of the Tender Offer or otherwise permit plaintiff to be exempt from the definition of "Acquiring Person" as used in the Amended Rights Agreement.

         27. Thus, Defendants have misused the Poison Pill to create an unfair structure that allows them and the affiliates and subsidiaries of the Partnership to purchase additional units or exempt a related party so as to entrench the General Partner. Specifically, although plaintiff and all other potential third party acquirers are held at bay by the Poison Pill, the General Partner and its subsidiaries and affiliates are free to continue to purchase units. Thus, there is a substantial risk that Defendants will seek to defeat the Tender Offer and forever entrench the General Partner by purchasing enough additional units to increase their ownership position to greater that 33 1/3%, while plaintiff is prevented from making additional purchases by the terms of the Poison Pill.


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         28. In breach of their fiduciary duties and contractual obligations under the Partnership Agreement, Defendants have employed the machinery of the Partnership to entrench the General Partner and to prevent the Partnership's unitholders from having the opportunity to consider the Tender Offer. Such action not only harms High River, it harms all of the Partnership's unitholders by depriving them of their right to consider on its merits High River's all-cash, all-units, non-coercive Tender Offer as well as any other offer that might be made in the future if not for the Poison Pill.

         29. Plaintiff's concern about Defendants' conduct is not an idle one. As this Court knows, the General Partner and its directors have a history of acting against the interests of the Partnership and its unitholders to favor their personal interests. Less than two years ago, this Court held, and the Supreme Court affirmed, that the General Partner, aided and abetted by Gumbiner and Guzzetti, used the corporate machinery to complete a series of transactions that violated the terms of the Partnership Agreement. Those transactions had the effect of increasing Defendants' ownership interest in the Partnership. Gotham Ptnrs., L.P. v. Hallwood Realty Ptnrs., L.P., 795 A.2d. 1 (Del. Ch. 2001), aff'd in part, rev'd in part, 817 A.2d 160 (Del. 2002).

         30. Without the Court's intervention, High River, as well as all other unitholders of the Partnership, will suffer substantial irreparable harm if Defendants act to permanently foreclose the unitholders from ever being able to remove the General Partner. Further, without intervention by the Court, High River will be irreparably harmed by losing the right to have its all-cash, all-units, non-coercive Tender Offer considered on its merits by the Partnership's unitholders. Court intervention is needed to stop the Defendants' misuse of the Poison Pill in order to thwart the rights of unitholders to receive offers for their shares.


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                             FIRST CLAIM FOR RELIEF:
                  BREACH OF FIDUCIARY DUTY AGAINST THE GENERAL
                       PARTNER AND THE DIRECTOR DEFENDANTS

         31. High River repeats and realleges each and every allegation made in paragraphs 1 through 30 of this Complaint.

         32. The General Partner and the Director Defendants owe fiduciary and contractual duties of loyalty and good faith to the Partnership and its unitholders.

         33. Defendants' actions to further their own personal interests at the expense and to the detriment of the Partnership and its unitholders constitutes a breach of the Defendants' fiduciary and contractual duties.

         34. Plaintiff has no adequate remedy at law.

                            SECOND CLAIM FOR RELIEF:
             BREACH OF FIDUCIARY DUTY - BLASIUS/UNOCAL - AGAINST THE
                   GENERAL PARTNER AND THE DIRECTOR DEFENDANTS


         35. High River repeats and realleges each and every allegation made in paragraphs 1 through 34 of this Complaint.

         36. Delaware law imposes a duty upon the General Partner and the Director Defendants to not act for the purpose of entrenching themselves. In addition, Delaware law imposes a duty on the General Partner and Director Defendants to act reasonably and not to invoke deal protection measures unless they are in response to a legitimate threat to the Partnership's policy and effectiveness.

         37. Defendants' actions in misusing the Partnership machinery to thwart the unitholders consideration of the Tender Offer as well as other possible third-party offers, while exempting the General Partner and its subsidiaries and affiliates from the restrictions of the Poison Pill, violates those duties.


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         38. Plaintiff has no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF:
             BREACH OF FIDUCIARY DUTY - REVLON - AGAINST THE GENERAL
                       PARTNER AND THE DIRECTOR DEFENDANTS

         39. High River repeats and realleges each and every allegation made in paragraphs 1 through 38 of this Complaint.

         40. To the extent that Defendants have misused the Poison Pill to allow themselves to acquire absolute control of the Partnership by forever foreclosing the ability of the unitholders to remove the General Partner, they have breached their fiduciary and contractual duties to the unitholders to maximize the Partnership's value for the benefit of all unitholders.

         41. Plaintiff has no adequate remedy at law.

                            FOURTH CLAIM FOR RELIEF:
                  AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

         42. High River repeats and realleges each and every allegation made in paragraphs 1 through 41 of this Complaint.

         43. To the extent the Court finds that the Director Defendants do not directly owe fiduciary duties to the Partnership and its unitholders, the Director Defendants have knowingly aided and abetted the General Partner's breaches of fiduciary duty.

         44. The Director Defendants acted as the board of the General Partner to extend the term of the Poison Pill for an additional five years and to continue the exemption of the General Partner from its restrictions.

         45. In addition, upon information and belief, the Director Defendants refuse to approve the Tender Offer so as to allow the unitholders to consider it on the merits.

         46. Plaintiff has no adequate remedy at law.


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                                PRAYER FOR RELIEF

         WHEREFORE, plaintiff High River prays that this Court enter judgment against the Defendants as follows:

                  A. Declaring that the Defendants have breached their fiduciary duties to the Partnership and its unitholders;

                  B. Temporarily, preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from treating the General Partner and its subsidiaries and affiliates as exempt from or otherwise not subject to the definition of Acquiring Person under the Amended Rights Agreement;

                  C. Alternatively, temporarily, preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from treating plaintiff as an Acquiring Person under the Amended Rights Agreement or exercising the Poison Pill or issuing any rights or units thereunder pursuant to the terms of the Poison Pill with respect to the Tender Offer;

                  D. Ordering the Defendants to carry out their fiduciary duties to plaintiff and the other unitholders of the Partnership;

                  E. In the event that Defendants have purchased additional units since plaintiff became a unitholder of Partnership, requiring Defendants to vote or grant consents for those additional units in favor of any proxy or consent solicitation by plaintiff to remove the General Partner in proportion to the number of proxies or consents given by unitholders unaffiliated with Defendants;


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                  F. Awarding compensatory damages against Defendants,
individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest, arising from their breaches of fiduciary duty;

                  G. Awarding plaintiff its costs and expenses, including reasonable attorneys' fees and experts' fees; and

                  H. Granting plaintiff such other and further relief as the Court may deem just and proper.

                                   MORRIS, NICHOLS, ARSHT & TUNNELL


                                       /s/ David J. Teklits
                                       -----------------------------------------
                                       David J. Teklits
                                       Andrew H. Lippstone
                                       1201 North Market Street
                                       P. O. Box 1347
                                       Wilmington, DE 19899-1347
                                        (302) 658-9200
                                       Attorneys for Plaintiff
                                       High River Limited Partnership

April 23, 2003